		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    December 31, 1996

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

	  THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600

		       SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

		THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.



Patricia M. Nazemetz

Stamford, Connecticut
Dated June 26, 1997
2

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			   Financial Statements and Schedule

			      December 31, 1996 and 1995

		     (With Independent Auditors' Report Thereon)

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			 Statement of Net Assets Available for Plan Benefits
				     with Fund Information

					  December 31, 1996

					       Fund Information
	     -----------------------------------------------------------------------------------------------------------
						    Small
						   Company                               Xerox   Segregated     Employee
		 International  U.S Stock   Stock     Balanced    Income         Stock     Assets         Loan
		    Stock          Fund      Fund      Fund        Fund           Fund      Fund           Fund        Total
		     Fund                                                               (see note 4 )
Assets:
Employer contributions
receivable    $   256,046     280,792     411,977   1,038,178      556,804     533,368        -          -          3,077,165
Investment in
employees'
loans                -           -           -           -            -           -           -      11,350,450    11,350,450
Investment in
Master Trust    7,864,634   7,055,404   7,380,655  48,959,548   84,907,703  16,083,001        -           -       172,250,945
Total assets    8,120,680   7,336,196   7,792,632  49,997,726   85,464,507  16,616,369        -      11,350,450   186,678,560


Liabilities:
Accrued expenses
and other
liabilities          8,973      1,348       4,948      26,563       15,378      (1,782)       -           -           55,428

Due from (to)
other funds        104,649     30,316      34,663      95,409     (264,241)   (232,839)       -         232,043          -

Net assets
available for
plan benefits $ 8,216,356   7,365,164   7,822,347  50,066,572   85,184,888  16,385,312        -      11,582,493   186,623,132

The accompanying notes are an integral part of the financial statements.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			 Statement of Net Assets Available for Plan Benefits
				     with Fund Information

					  December 31, 1995

					       Fund Information
	     -----------------------------------------------------------------------------------------------------------
						    Small
						   Company                               Xerox   Segregated     Employee
		 International  U.S Stock   Stock     Balanced    Income         Stock     Assets         Loan
		    Stock          Fund      Fund      Fund        Fund           Fund      Fund           Fund        Total
		     Fund                                                               (see note 4 )
Assets:
Employer contributions
receivable    $   211,193     250,898     174,965   1,043,908      843,985     397,075        -            -        2,922,024
Investment in
employees'
loans                -           -           -           -            -           -           -      10,139,531    10,139,531
Investment in
Master Trust    4,104,338   3,313,901   3,371,172  39,083,944   94,522,635   8,762,055      85,695         -      153,243,740
Total assets    4,315,531   3,564,799   3,546,137  40,127,852   95,366,620   9,159,130      85,695   10,139,531   166,305,295


Liabilities:
Accrued expenses
and other
liabilities           248       2,625       1,371      39,194       18,647        (248)       -            -           61,837

Due from (to)
other funds        30,673     139,839      96,345      68,885   (1,011,209)    374,189        -         301,278          -

Net assets
available for
plan benefits $ 4,345,956   3,702,013   3,641,111  40,157,543   94,336,764   9,533,567      85,695   10,440,809   166,243,458

The accompanying notes are an integral part of the financial statements.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

		    Statement of Changes in Net Assets Available for Plan Benefits
				     with Fund Information

				   Year ended December 31, 1996
				     Fund Information
	     ----------------------------------------------------------------------------------------------------------------
						    Small
						   Company                                  Xerox       Segregated    Employee
	      International  U.S Stock      Stock     Balanced      Income          Stock       Assets        Loan
	      Stock          Fund           Fund      Fund          Fund            Fund        Fund          Fund        Total
	      Fund                                                                           (see note 4 )

Contributions:
Employees-
  voluntary       635,693     730,553     664,705    3,678,924    6,179,199     1,094,794        -            -     12,983,868

Employer       $  333,754     371,494     488,810    1,521,349    1,772,340       675,052        -            -      5,162,799

Total
Contributions     969,447   1,102,047   1,153,515    5,200,273    7,951,539     1,769,846        -            -     18,146,667

Net income from
Master Trust investments,
net of administrative
expenses        1,231,660   1,088,917   1,215,520    7,863,559    5,292,502     2,105,714     135,231         -     18,933,103

Interest income on
 employees' loans    -           -           -            -           -              -           -         851,082     851,082

Total           2,201,107   2,190,964   2,369,035   13,063,832   13,244,041     3,875,560     135,231      851,082  37,930,852

Benefit payments (452,950)   (172,350)   (239,220)  (4,184,856) (12,100,391)     (401,411)       -             -   (17,551,178)

Transfers among
funds            2,122,243  1,644,537   2,051,421    1,030,053  (10,295,526)    3,377,596    (220,926)     290,602         -


Net increase (decrease)
in net assets
available for
plan benefits   3,870,400   3,663,151   4,181,236    9,909,029   (9,151,876)   6,851,745     (85,695)   1,141,684   20,379,674

Net assets available
for plan benefits:
Beginning of
 year           4,345,956   3,702,013   3,641,111   40,157,543   94,336,764    9,533,567      85,695   10,440,809  166,243,458
End of year     8,216,356   7,365,164   7,822,347   50,066,572   85,184,888   16,385,312         -     11,582,493  186,623,132

The accompanying notes are an integral part of the financial statements.


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

		    Statement of Changes in Net Assets Available for Plan Benefits
				     with Fund Information

				   Year ended December 31, 1995
				     Fund Information
	     ----------------------------------------------------------------------------------------------------------------
						    Small
						   Company                                  Xerox       Segregated    Employee
	      International  U.S Stock      Stock     Balanced      Income          Stock       Assets        Loan
	      Stock          Fund           Fund      Fund          Fund            Fund        Fund          Fund          Total
	      Fund                                                                        (see note 4 )

Contributions:
Employees-
  voluntary       419,960     360,707     315,241    3,809,861    7,862,875     774,063        -            -       13,542,707

Employer       $  285,946     297,649     217,513    1,045,428    2,049,923     511,263        -            -        4,407,722
		      705,906     658,356     532,754    4,855,289    9,912,798   1,285,326        -            -       17,950,429

Net income from
Master Trust investments,
net of administrative
expenses          522,799     575,275     413,561    7,238,985    7,184,733   2,406,168        -            -       18,341,521

Interest income on
 employees' loans    -           -           -            -           -           -           -           656,459       656,459

Total           1,228,705   1,233,631     946,315   12,094,274   17,097,531   3,691,494       -           656,459    36,948,409

Benefit payments (176,424)    (91,092)   (101,305)  (3,367,878) (13,502,814)   (785,210)      -             -      (18,024,723)

Transfers among
funds             (86,611)  1,219,379   1,347,650     (286,580)  (2,087,659)  1,098,599  (1,788,510)     583,732          -
Transfer from
AMTX, Inc.           -          -            -            -         104,799        -          -             -          104,799
Transfer to Retirement Income
Guarantee Plan of the Xerox
Corporation and the Xerographic
Division, Union of Needletrades,
Industrial and Textile Employees,
A.F.L. - C.I.O. -
C.L.C.               -          -             -           -          (1,202)       -          -             -          (1,202)


Net increase (decrease)
in net assets
available for
plan benefits     965,670   2,361,918   2,192,660    8,439,816    1,610,655   4,004,883  (1,788,510)   1,240,191    19,027,283

Net assets available
for plan benefits:
Beginning of
 year           3,380,286   1,340,095   1,448,451   31,717,727   92,726,109   5,528,684   1,874,205    9,200,618   147,216,175
End of year     4,345,956   3,702,013   3,641,111   40,157,543   94,336,764   9,533,567      85,695   10,440,809   166,243,458

The accompanying notes are an integral part of the financial statements.


		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

			    December 31, 1996 and 1995


(1)  Description of Plan

The following description of the Profit Sharing and Savings Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L - C.I.O. - C.L.C. (Plan) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic full and part-time Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. employees of Xerox Corporation (sponsor). Employees hired on or before the first working day in July are eligible to participate in the Plan immediately. Otherwise, employees are eligible to participate beginning on the next January 1.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or may purchase an annuity payable from a life insurance company. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid are $122,742 and $1,875,933 at December 31, 1996 and 1995 respectively.

Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. (The maximum before-tax contribution for the 1996 calendar year is $9,500.) Employees are immediately vested in their savings contributions.
Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 4% of annual pay. These contributions are made annually to eligible participants of record on the last day of February following the Plan year-end. The 1996 contribution will be recorded in the 1997 financial statements.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			       Notes to Financial Statements


(1)  Description of Plan (continued)

Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document and the participant's length of service.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

During 1996, the sponsor's ROA was 17.8%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1996 equal to 10.0% of pay or $20,644,353. Participants elected to invest $3,077,165 into the Plan at December 31, 1996.

During 1995, the sponsor's ROA was 18.5%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1995 equal to 10.0% of pay or $21,672,430. Participants elected to invest $2,922,024 into the Plan at December 31, 1995.

Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund -- Invests primarily in stocks of companies based outside of the United States.

U.S. Stock Fund -- Invests primarily in stocks of medium to large U.S.
companies.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(1)  Description of Plan (continued)

Small Company Stock Fund -- Invests primarily in stocks of smaller U.S. companies that fund managers believe have greater value than indicated by the current market price, or above average prospects for long-term growth.

Balanced Fund -- Under normal market conditions, invests approximately 70% in stocks; most of the remainder in bonds; some real estate, private placements, and cash. The mix may shift with market outlook.

Income Fund -- Invests in contracts with insurance companies and banks; short to intermediate duration, high-quality bonds.

Xerox Stock Fund -- Invests in Xerox Corporation common stock and cash for administrative purposes.

Segregated Assets Fund

This fund was established on April 1, 1991 and represented participant investments in certain guaranteed investment contracts which were segregated and frozen. See note 4 to the financial statements for further discussion.

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections.
At December 31, 1996, market value on loans approximates fair value. Loan issuances net of principal repayments on outstanding loans are reflected as a transfer among funds in the statement of changes of net assets available for benefits.

(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 8, 1995, covering Plan amendments through December 31, 1994, indicating that the Plan, as designed, was in compliance

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(2)  Federal Income Taxes (continued)

with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

(3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1996:

     Xerox Corporation Profit Sharing and Savings Plan;

     Xerox Corporation Retirement Income Guarantee Plan;

     Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.-C.I.O.-C.L.C.; and

     XDS Investment Plan.

The Master Trust has six investment pools -- the International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other Pool, Income Fund, and the Xerox Stock Fund. Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. In addition, prior to December 31, 1996, there was a Segregated Assets Fund which is discussed in note 4.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)


The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

     Statement of Net Assets of the Master Trust as of December 31, 1996

								 Small
								Company                                        Xerox
			  International    U.S Stock       Stock        All Other       Income           Stock
			    Stock            Pool           Pool          Pool           Fund            Fund                Total
Assets                   Pool
Cash (overdraft)      $505,732          (39,735)          (399)        79,265      3,912,873              -           4,457,736

Receivables:
Dividends            1,176,755        1,921,373        271,522        227,806              3       1,166,031          4,763,490
Interest               219,206          241,570        466,842     12,726,913      7,817,415           3,570         21,475,516
Due from brokers    16,297,932        5,998,581      2,839,181     13,834,640         -                 -            38,970,334
Total receivables   17,693,893        8,161,524      3,577,545     26,789,359      7,817,418       1,169,601         65,209,340

Investments
at fair value:
At quoted market value:
Short-term
investments         30,587,252       55,085,204    105,175,194    286,264,166     69,131,134       1,025,621        547,268,571
Fixed income
investments          9,584,433           -                -     1,120,334,856    349,887,222           -          1,479,806,511
Equity securities:
   Xerox common
   stock                    -           -              -              -               -          212,199,630        212,199,630
   Other           913,174,980    1,761,958,805    686,169,575    278,281,301      3,012,359           -          3,642,597,020


At estimated fair value
Interest in
estate trusts            -              -              -          119,317,087         -                -            119,317,087
Other investments        -              -              -          152,511,242         -                -            152,511,242
Investments at
contract value:
Investment contracts
with insurance companies
 and banks               -              -              -              -          580,604,526           -            580,604,526

Total
investments        953,346,665  1,817,044,009      791,344,769  1,956,708,652  1,002,635,241     213,225,251      6,734,304,587

Total assets       971,546,290  1,825,165,798      794,921,915  1,983,577,276  1,014,365,532     214,394,852      6,803,971,663


Due to brokers       5,247,237      4,318,387        2,815,356     39,957,068     16,658,058         608,287         69,604,393

Net assets       $ 966,299,053  1,820,847,411      792,106,559  1,943,620,208    997,707,474     213,786,565      6,734,367,270




		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of
     December 31, 1996 is as follows:
							      Small
							      Company                                              Xerox
		 International     U.S Stock        Stock            Balanced          Income            Stock
		       Stock           Fund            Fund              Fund             Fund             Fund           Total
			Fund
International
Stock Pool      $ 146,849,493         -             -               819,449,560          -               -          966,299,053

U.S. Stock Pool        -         145,682,101         -            1,675,165,310          -               -        1,820,847,411

Small Company
Stock Pool             -               -          143,641,654       648,464,905          -               -          792,106,559

All Other Pool         -               -             -            1,943,620,208          -               -        1,943,620,208

Income Fund            -               -             -                 -              997,707,474        -          997,707,474

Xerox Stock Fund       -               -             -                 -                -            213,786,565    213,786,565

Total           $ 146,849,493    145,682,101      143,641,654     5,086,699,983       997,707,474    213,786,565  6,734,367,270








		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1996 are as follows:
								    Small
								   Company                                        Xerox
		       International     U.S Stock        Stock       Balanced          Income          Stock
			    Stock             Fund          Fund        Fund              Fund            Fund              Total
			    Fund

Xerox Corporation
Profit Sharing
and Savings
Plan              $ 138,984,859       138,626,697    136,260,999    756,247,022     685,279,435    197,703,564    2,053,102,576
The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                7,864,634         7,055,404      7,380,655     48,959,548      84,907,703     16,083,001      172,250,945

Xerox Corporation
Retirement Income
Guarantee Plan            -                -             -        3,841,835,378     198,560,653           -       4,040,396,031

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.                    -                -             -          439,135,151      28,959,683           -         468,094,834

XDS Investment
Plan                      -                -             -              522,884           -               -             522,884

Total             $ 146,849,493      145,682,101    143,641,654   5,086,699,983    997,707,474     213,786,565    6,734,367,270



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)


The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

     Statement of Net Assets of the Master Trust as of December 31, 1995:

							     Small
							     Company                                Xerox        Segregated
		     International      U.S Stock       Stock      All Other      Income      Stock         Assets
			Stock             Pool          Pool        Pool           Fund       Fund           Fund            Total
Assets               Pool                                                                            (see note 4)
Cash (overdraft) $      112              (50)         (11)        11,111           -            -                        11,162

Receivables:
Accrued dividends 1,588,368          926,468      198,054      1,094,896           -        754,349       -           4,562,135
Accrued interest     86,628          438,421      187,760     11,002,442      7,929,389       3,435       -          19,648,075
Due from brokers  7,721,360       81,205,650    2,438,355     17,443,810           -           -          -         108,809,175
Total receivables 9,396,356       82,570,539    2,824,169     29,541,148      7,929,389     757,784       -         133,019,385

Investments
at fair value:
At market value:
Short-term
investments       9,268,743       44,489,749   49,274,613    197,009,116     44,703,298     789,372       -         345,534,891
Fixed income
investments       9,589,491       10,226,338        -        833,168,785    290,096,610        -          -       1,143,081,224
Equity securities:
   Xerox common
   stock              -              -              -              -              -     142,246,963       -         142,246,963
   Other        752,790,518    1,305,238,786  540,752,355    715,008,555          -            -          -       3,313,790,214

Investments at contract value:
Investment contracts
   with insurance
   companies and banks   -           -               -              -       755,604,296        -       1,269,049    756,873,345
Investment in real
estate trusts            -           -               -       135,536,235           -           -          -         135,536,235
Other investments        -           -               -       119,926,428           -           -          -         119,926,428


Total
investments      771,648,752   1,359,954,873  590,026,968  2,000,649,119  1,090,404,204 143,036,335    1,269,049  5,956,989,300

Total assets     781,045,220   1,442,525,362  592,851,126  2,030,201,378  1,098,333,593 143,794,119    1,269,049  6,090,019,847

Due to brokers     3,768,819      82,671,588    4,181,722     83,214,374           -      2,736,487       -         176,572,990

Net assets    $  777,276,401   1,359,853,774  588,669,404  1,946,987,004  1,098,333,593 141,057,632    1,269,049  5,913,446,857




		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of December 31,
     1995 is as follows:
						       Small
						       Company                                     Xerox       Segregated
	    International   U.S Stock        Stock       Balanced        Income          Stock       Assets
		 Stock           Fund          Fund        Fund            Fund            Fund        Fund            Total
		 Fund                                                                               (see note 4)
International
Stock Pool     $ 81,173,622        -              -       696,102,779            -              -           -       777,276,401

U.S. Stock Pool        -     83,817,175           -     1,276,036,599            -              -           -     1,359,853,774

Small Company
Stock Pool             -           -        77,790,975    510,878,429            -              -           -       588,669,404

All Other Pool         -           -              -     1,946,987,004            -              -           -     1,946,987,004

Income Fund            -           -              -              -      1,098,333,593           -           -     1,098,333,593

Xerox Stock Fund       -           -              -              -               -       141,057,632        -       141,057,632

Segregated Assets
Fund                   -           -              -              -               -              -      1,269,049      1,269,049


Total          $ 81,173,622  83,817,175     77,790,975  4,430,004,811   1,098,333,593    141,057,632   1,269,049  5,913,446,857





		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



 (3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of December 31, 1995 are as follows:
							Small
							Company                                          Xerox       Segregated
	    International     U.S Stock        Stock         Balanced          Income          Stock       Assets
		 Stock             Fund          Fund          Fund              Fund            Fund        Fund            Total
		 Fund                                                                                     (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan         $ 77,069,284    80,503,274     74,419,803     602,798,747     761,171,723   132,295,577     864,596   1,729,123,004
The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.          4,104,338     3,313,901      3,371,172      39,083,944      94,522,635     8,762,055      85,695     153,243,740

Xerox Corporation
Retirement Income
Guarantee Plan       -             -              -      3,380,714,262     212,647,377          -        279,767   3,593,641,406

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.              -             -              -         406,958,302      29,991,858          -         38,991     436,989,151

XDS Investment
Plan                -             -              -             449,556           -              -          -             449,556

Total        $ 81,173,622    83,817,175     77,790,975   4,430,004,811   1,098,333,593   141,057,632   1,269,049   5,913,446,857



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3) Master Trust (continued)

     Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1996
							      Small
							     Company                                 Xerox      Segregated
		      International   U.S Stock    Stock        All Other      Income      Stock       Assets
			  Stock         Pool        Pool          Pool          Fund       Fund         Fund          Total
			  Pool                                                                       (see note 4)

Additions:
Transfers in  $    17,970,853     23,688,458   18,160,218    161,002,215     60,018,213   25,611,224      -         306,451,181
Investment
earnings:
Interest            1,849,864      7,457,727    5,679,022     79,669,309     70,300,811       57,074   1,615,842    166,629,649
Dividends          11,016,178     62,560,466    3,265,515     26,621,520              3    4,326,332      -         107,790,014
Net appreciation  174,079,634    206,545,174  149,114,478    185,387,318     (5,232,588)  27,564,968      -        737,458,984
Margin variation on
futures contracts     (54,411)    16,271,835    8,279,360       (588,118)      (169,870)        -         -          23,738,796
Other                 552,365        101,265      254,250      2,267,517         92,595       10,768      -           3,278,760

 Total investment
 earnings         187,443,630    292,936,467  166,592,625    293,357,546     64,990,951   31,959,142   1,615,842  1,038,896,203

Total additions   205,414,483    316,624,925  184,752,843    454,359,761    125,009,164   57,570,366   1,615,842  1,345,347,384

Deductions:
Administrative
expenses            6,365,164      2,184,620    3,132,546     13,641,792      2,095,064      144,976      -          27,564,162
Transfers out       7,506,744      6,729,045    6,077,292    325,510,912    139,266,050   11,772,766      -         496,862,809
Total deductions   13,871,908      8,913,665    9,209,838    339,152,704    141,361,114   11,917,742      -         524,426,971

Transfers between
funds/pools        (2,519,923)   153,282,377   27,894,150   (118,573,853)   (84,274,169)  27,076,309  (2,884,891)         -

Net assets:
Beginning of
year             $777,276,401  1,359,853,774  588,669,404  1,946,987,004  1,098,333,593  141,057,632   1,269,049  5,913,446,857


End of year      $966,299,053  1,820,847,411  792,106,559  1,943,620,208    997,707,474  213,786,565       -      6,734,367,270



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

    The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1996

							    Small
							   Company                                  Xerox     Segregated
		   International   U.S Stock      Stock      Balanced      Income         Stock       Assets
			Stock           Fund        Fund         Fund         Fund          Fund        Fund              Total
			Fund                                                                           (see note 4)
International
Stock Pool      $24,023,484          -          -         157,054,982         -            -            -           181,078,466

U.S. Stock Pool      -          23,621,893      -         267,129,954         -            -            -           290,751,847

Small Company
Stock Pool           -               -       25,610,108   137,849,971         -            -            -           163,460,079

All Other Pool       -               -          -         279,715,754         -            -            -           279,715,754

Income Fund          -               -          -             -          62,895,887        -        1,615,842        64,511,729

Xerox Stock Fund     -               -          -             -               -       31,814,166        -            31,814,166


Total           $24,023,484     23,621,893   25,610,108   841,750,661    62,895,887   31,814,166    1,615,842     1,011,332,041




		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3)  Master Trust (continued)

     Net income from Master Trust investments, net of administrative expenses, for all participating plans for the year ended December 31, 1996

							       Small
							      Company                                  Xerox     Segregated
		      International   U.S Stock      Stock      Balanced      Income         Stock       Assets
			   Stock           Fund        Fund         Fund         Fund          Fund        Fund              Total
			   Fund                                                                           (see note 4)

Xerox Corporation
Profit Sharing
and Savings Plan      $22,791,824   22,532,976   24,394,588   123,085,243   43,834,849   29,708,452    1,124,757    267,472,689

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-
C.I.O.-C.L.C.*          1,231,660    1,088,917    1,215,520     7,863,559    5,157,271    2,105,714      135,231     18,797,872

Xerox Corporation
Retirement Income
Guarantee Plan           -           -             -          637,283,175   12,226,058       -           330,112    649,839,345

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                   -           -             -           73,427,145    1,677,709       -            25,742     75,130,596

XDS Investment Plan      -           -             -               91,539        -           -                           91,539

Total                 $24,023,484   23,621,893   25,610,108   841,750,661   62,895,887   31,814,166    1,615,842  1,011,332,041

*The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3) Master Trust (continued)

     Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1995:
							 Small
							 Company                                    Xerox       Segregated
		   International  U.S Stock    Stock          All Other      Income       Stock       Assets
		   Stock          Pool         Pool             Pool          Fund        Fund        Fund             Total
		   Pool                                                                              (see note 4)

Additions:
Transfers in  $  10,919,316     10,753,389    9,981,002     84,925,835    82,263,870  17,720,205        -      216,563,617
Investment
earnings:
Interest            797,053      3,551,707    2,697,288     76,515,170    75,080,721      68,860        -      158,710,799
Dividends        11,086,858     40,508,183    9,230,997     27,300,325        -        2,953,710        -       91,080,073
Netappreciation 103,304,225    291,258,259  100,229,056    242,818,178    10,799,345  36,855,487        -      785,264,550
Margin variation on
futures contracts   955,499        242,881        -         25,280,953      (177,409)      -            -       26,301,924
Other               188,292         30,830      167,806        841,022        34,575       2,866        -        1,265,391

 Total investment
 earnings       116,331,927    335,591,860  112,325,147    372,755,648    85,737,232  39,880,923        -    1,062,622,737

Total additions 127,251,243    346,345,249  122,306,149    457,681,483   168,001,102  57,601,128        -    1,279,186,354

Deductions:
Administrative
expenses          5,373,025      4,088,595    3,284,523     12,857,817     2,012,683      94,743        -       27,711,386
Transfers out     4,455,977      3,632,277    3,303,774    327,339,211   160,481,105  10,231,722        -      509,444,066
Total deductions  9,829,002      7,720,872    6,588,297    340,197,028   162,493,788  10,326,465        -      537,155,452


Transfers between
funds/pools      (3,439,292)   101,919,449 (118,152,078)     6,613,550    37,327,292   2,148,420 (26,417,341)          -

Net assets:
Beginning of
year           $663,293,452    919,309,948  591,103,630  1,822,888,999 1,055,498,987  91,634,549  27,686,390 5,171,415,955


End of year    $777,276,401  1,359,853,774  588,669,404  1,946,987,004 1,098,333,593 141,057,632   1,269,049 5,913,446,857



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)

    The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1995:

							 Small
							 Company                                        Xerox
		     International  U.S Stock     Stock            Balanced        Income       Stock
			Stock          Fund        Fund           Fund              Fund         Fund           Total
			 Fund
International
Stock Pool      $10,942,675          -            -           100,016,227          -            -        110,958,902

U.S. Stock Pool        -        16,469,124        -           315,034,141          -            -        331,503,265

Small Company
Stock Pool             -              -      11,827,943        97,212,681           -            -       109,040,624

All Other Pool         -              -            -          359,897,831           -            -       359,897,831


Income Fund            -              -            -                 -        83,724,549         -        83,724,549

Xerox Stock Fund       -              -            -                 -              -      39,786,180     39,786,180

Segregated Assets Fund -              -            -                 -              -            -             -

Total           $10,942,675    16,469,124    11,827,943       872,160,880     83,724,549   39,786,180   1,034,911,351




		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3)  Master Trust (continued)

     Net income from Master Trust investments, net of administrative expenses, for all participating plans for the year ended December 31, 1995:

							  Small
							  Company                                       Xerox
		      International  U.S Stock     Stock          Balanced      Income         Stock
			 Stock          Fund        Fund           Fund          Fund           Fund           Total
			 Fund

Xerox Corporation
Profit Sharing and
Savings Plan      $10,423,107     15,892,723   11,414,088    113,729,773  57,960,411       37,379,321    246,799,423

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.*               519,568        576,401      413,855      7,245,759    7,181,696       2,406,859     18,344,138

Xerox Corporation
Retirement Income
Guarantee Plan           -             -             -       669,131,478   16,272,638            -       685,404,116

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                   -             -             -        81,984,094    2,309,804          -          84,293,898

XDS Investment Plan      -             -             -            69,776       -               -              69,776

Total             $10,942,675     16,469,124   11,827,943    872,160,880   83,724,549      39,786,180  1,011,332,041

*The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the Plan level.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(3)  Master Trust (continued)

With respect to the Plan, the Joint Administrative Board (JAB) is responsible for establishing investment guidelines, reviewing the investment decisions and reviewing investment results. The JAB consists at present of five Xerox Corporation representatives and five union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based on the cost of the investments, developments concerning the portfolio investments of the private placements, and such other factors as the managing general partners of these investments may deem relevant. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

(i) The average investment yields for the years ended December 31, 1996 and 1995 were 7.3% and 6.9%, respectively.

(ii) The crediting interest rates at December 31, 1996 and 1995 ranged from 5.0% to 9.3%.

(iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's and the market value of underlying investments and the associated wrapper for synthetic GIC'S, at December 31, 1996 and 1995 was $588,280,797 and $772,781,602,
	respectively. Contract values were $580,604,526 and $756,873,345 at December 31,1996 and 1995, respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(3)  Master Trust (continued)


Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/ equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investments.

The net appreciation (depreciation) of investments for the year ended
December 31, 1996 is as follows:


						       U.S.      Small
			       International    Stock     Company         All Other      Income         Xerox
			       Stock Pool       Pool      Stock Pool      Pool            Fund        Stock Fund      Total

Investments at
  fair value:
Short-term and fixed
   income investments   $  (1,209,445)        24,423          -      30,370,038   (5,232,588)        -          23,952,428
Xerox common stock               -               -            -            -          -          27,564,968     27,564,968
Other equity investments  175,289,079    206,520,751   149,114,478   92,988,950       -              -         623,913,258
Investments at estimated
  fair value:
Real estate                      -               -            -         869,897       -              -             869,897
Other investments                -               -            -      61,158,433       -              -          61,158,433
Total                    $174,079,634    206,545,174   149,114,478  185,387,318   (5,232,588)    27,564,968    737,458,984


</TABLE
25




		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(3)  Master Trust (continued)





The net appreciation (depreciation) of investments for the year ended
December 31, 1995 is as follows:


						      U.S.      Small
			       International    Stock     Company         All Other      Income         Xerox
			       Stock Pool       Pool      Stock Pool      Pool            Fund        Stock Fund      Total

Investments at
  fair value:
Short-term and fixed
   income investments    $   (455,516)     1,871,329          -      63,009,046   10,799,345         -          75,224,204
Xerox common stock               -               -            -            -             -       36,855,487     36,855,487
Other equity investments  103,759,741    289,386,930   100,229,056  168,529,561          -           -         661,905,288
Investments at estimated
  fair value:
Interest in
real estate trusts               -               -            -      (5,348,896)         -           -          (5,348,896)
Other investments                -               -            -      16,628,467          -           -          16,628,467
Total                    $103,304,225    291,258,259   100,229,056  242,818,178   10,799,345     36,855,487    785,264,550

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

Other investments consist primarily of private placement limited partnerships.

 (4) Segregated Assets Fund - Investment Contracts With Executive Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, $66 million in affected assets were transferred into a Segregated Assets Fund.

Through December 31, 1996, the Xerox retirement and savings plans have received $66 million in payments related to the ELIC investments. These payments represent the recovery of 100% of each participant's original investment plus $1.6 million in interest. Should Xerox receive additional payments from ELIC for unrecognized interest income associated with the original GIC's, the proceeds will be allocated to those participants originally invested in ELIC based upon their percent interest on April 11, 1991. All proceeds will be recorded through the income fund and transferred to other funds based on a participants allocation elections at the time of receipt.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements


(5)  Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust and by unaccrued benefit payments and other reconciling items) by units outstanding at the valuation date.

The total number of units and net asset value per unit outstanding during the year ended December 31, 1996 were as follows:


   International Fund     U.S Stock Fund       Small Co. Fund      Balanced  Fund         Income Fund      Xerox Stock Fund
    Units      Unit       Units      Unit      Units       Unit    Units       Unit       Units   Unit        Units     Unit
   outstanding  Value    Outstanding  Value   Outstanding   Value  Outstanding  Value  Outstanding Value   Outstanding  Value

January 31:
  3,334,551 $1.298843  2.607.160 $1.384328  2.591.438 $1.345363  3,408,036 $11.594012  15.254.214 $6.131268 1.576.864 $5.289206
February 28:
  3,419,705  1.311633  2,843,695  1.398277  2,630,400  1.402304  3,397,928  11.698504  14,836,899  6.149365 1,800,655  5.597323
March 31:
  3,593,568  1.351739  3,327,284  1.410611  2,722,728  1.453844  3,436,271  11.902984  14,416,534  6.168735 1,809,693  5.383233
April 30:
  3,902,332  1.387228  3,808,249  1.426560  2,922,666  1.551849  3,552,393  12.138867  14,294,019  6.193430 1,833,208  6.293252
May 31:
  4,305,499  1.395861  3,918,755  1.458338  3,344,836  1.611155  3,600,918  12.333157  14,020,252  6.222871 1,851,268  6.767969
June 30:
  4,540,941  1.411045  3,997,087  1.459900  3,693,333  1.551550  3,614,207  12.360292  13,740,468  6.262955 1,933,288  6.941962
July 31:
  4,709,658  1.352980  4,100,890  1.386290  3,995,570  1.434285  3,630,066  11.918603  13,594,380  6.295800 2,075,992  6.539139
August 31:
  4,760,960  1.383398  4,090,626  1.420414  4,082,210  1.529633  3,636,415  12.212231  13,554,689  6.330015 2,130,580  7.120918
September 30:
  4,713,973  1.427807  4,139,591  1.506957  4,019,906  1.608958  3,598,317  12.747171  13,422,642  6.375039 2,238,745  7.001655
October 31:
  5,076,899  1.443572  4,150,550  1.542665  4,066,685  1.609340  3,583,903  12.938311  13,408,169  6.425139 2,247,888  6.053273
November 30:
  5,189,617  1.518698  4,190,843  1.662408  4,165,680  1.685160  3,596,567  13.604205  13,273,695  6.464303 2,298,425  6.388306
December 31:
  5,093,127  1.542035  4,318,074  1.631667  4,293,189  1.716124  3,589,255  13.614407  13,077,944  6.487638 2,330,563  6.899738




		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements



(5)  Unit Values (continued)


The total number of units and net asset value per unit outstanding during the year ended December 31, 1995 was as follows:


International Fund      U.S Stock Fund        Small Co. Fund      Balanced  Fund      Income Fund      Xerox Stock Fund
	 Units     Unit       Units      Unit      Units         Unit    Units    Unit       Units   Unit        Units     Unit
      Outstanding  Value    Outstanding  Value   Outstanding   Value  Outstanding  Value  Outstanding Value   Outstanding  Value


January 31:
  3,169,561 $1.018130  1,329,325 $1.029036   1,327,320 $1.077083  3,351,130 $9.144290  16,155,691 $5.679131 1,328,658 $4.546439
February 28:
  3,035,577  1.019070  1,334,593  1.067032   1,322,355  1.112642  3,274,368  9.386685  15,933,421  5.716524 1,326,524  4.643632
March 31:
  2,983,408  1.041911  1,344,743  1.092511   1,384,677  1.148665  3,269,526  9.589252  16,121,091  5.750308 1,350,992  4.925474
April 30:
  2,949,175  1.078100  1,464,590  1.117114   1,455,388  1.169514  3,359,641  9.801530  16,633,841  5.786225 1,445,398  5.170663
May 31:
  2,879,621  1.101337  1,494,621  1.157223   1,495,823  1.186400  3,332,583 10.072054  16,592,006  5.835838 1,493,408  4.787161
June 30:
  2,908,216  1.107386  1,568,770  1.183467   1,601,530  1.245101  3,324,768 10.274284  16,534,575  5.869781 1,527,128  4.944176
July 31:
  2,960,759  1.181317  1,645,662  1.220654   1,666,186  1.317888  3,349,135 10.631160  16,470,584  5.901137 1,520,771  5.034070
August 31:
  3,003,841  1.171576  1,857,052  1.226346   1,716,908  1.341249  3,368,695 10.696712  16,402,231  5.938466 1,487,881  5.129378
September 30:
  3,058,124  1.199565  2,071,657  1.268495   1,867,106  1.372466  3,399,521 10.943127  16,156,115  5.969829 1,472,763  5.695305
October 31:
  3,211,091  1.186678  2,146,919  1.256804   2,118,264  1.304997  3,428,208 10.821345  16,065,770  6.010552 1,484,990  5.499589
November 30:
  3,239,333  1.205377  2,258,750  1.310500   2,260,207  1.344355  3,408,629 11.113660  15,798,607  6.051636 1,494,729  5.846293
December 31:
  3,280,879  1.253083  2,472,696  1.341163   2,490,481  1.354599  3,436,181 11.362424  15,636,291  6.094389 1,505,177  5.846807

The Segregated Assets Fund had 257,331 units outstanding and a net asset value of $85,695 at December 31, 1995.



		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

 (6)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

									      December 31
									 1996           1995
     Net assets available for plan benefits as
      reported in the Plan financial statements   $186,623,132     $166,243,458

     Benefit claims payable reported on line 31g
      of Form 5500                                  (122,742)        (1,875,933)

     Net assets available for plan benefits as
      reported in the Plan Form 5500               186,500,390      164,367,525

The following is a reconciliation of benefits paid per the
financial statements to the Form 5500:
									      December 31
									    1996           1995
     Benefits paid to participants as reported
     in the Plan financial statements                $17,551,178         18,024,723

     Add:  Amounts allocated to withdrawing
     participants at December 31                         122,742          1,875,933

     Less: Amounts allocated to withdrawing
     participants  at December 31, 1996 and
     1995, respectively                               (1,875,933)          (884,395)

     Benefits paid to participants as reported
     in the Form 5500                                 15,797,987         19,016,261

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

			  Notes to Financial Statements

(7)  AMTX, Inc.

AMTX, Inc. is a wholly-owned subsidiary of Xerox Corporation. Effective January 1, 1995, the AMTX, Inc. Employee's Retirement Plan was terminated, and employees' balances were transferred into The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.-C.I.O.-C.L.C. These employees are now participants in that Plan.

8)      Stock Split

In May 1996, the shareholders approved a three-for-one stock split of the Company's common stock. The stock split does not impact participants' interest in the Xerox Stock Fund.

		 THE PROFIT SHARING PLAN OF XEROX CORPORATION AND
	      THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL
		    AND TEXTILE EMPLOYEES, A.F.L. - C.I.O. - C.L.C.

	       Item 27a - Schedule of Assets Held for Investment Purposes

					 December 31, 1996
				 Description of investment including
  Identity of issuer, borrower,    maturity date, rate of interest,    Historical Cost    Current Value
   lessor, or similar party       collateral, par or maturity value
Investment in Master Trust                     (1)                   $  149,383,456         172,250,945

Investment in Participant
 Loans Receivable  *      Loans to Plan participants,
				  maturity dates through 5/31/09,
				  interest rates from 7.0% to
				  11.5% per annum.                                   -                11,350,450

*  Party-in-interest
(1)  See note 3.

			  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and The Xerographic
Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.-C.I.O.-C.L.C.

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L.- C.I.O.-C.L.C. (Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in those net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in the assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

Rochester, New York
April 30, 1997

				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2